

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2021

Cong (Kenny) Li
Chief Executive Officer
Onion Global Ltd
No. 309 3-05 Huangfu Avenue Zhong
Tianhe District, Guangzhou City, Guangdong Province
People's Republic of China

> **Re: Onion Global Ltd**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted April 7, 2021**
> **CIK No. 0001829949**

Dear Mr. Li:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Registration Statement on Form F-1 filed April 7, 2021

Description of American Depositary Shares, page 182

1. We note our prior comment 20 issued in our comment letter dated January 11, 2021 and reissue it. Please amend the Description of American Depositary Shares to reflect the exclusive forum provision in your Depositary Agreement. Similarly, please amend the Description of Share Capital to reflect the exclusive forum provision in your Form of Amended and Restated Memorandum and Articles of Association.

Onion Global Limited Consolidated Financial Statements
Notes to the Consolidated Financial Statements
13. Share-based Compensation, page F-41

2.　　Your disclosure in Note 13 indicates that your RSU grants will only vest upon an IPO and that you will recognize compensation expense measured as of the respective grant dates upon completion of an IPO. Your disclosure also indicates that as of December 31, 2020, total unrecognized share-based compensation expenses related to the unvested RSUs was RMB137,886 which will be recognized immediately upon the completion of an IPO. This disclosure is inconsistent with that noted in your risk factors on page 38 which indicates that had such performance condition been satisfied as of December 31, 2020, you would have recognized RMB355.8 million for those awards for which the service conditions had been satisfied as of such date. Please reconcile and revise these disclosures.

　　You may contact Blaise Rhodes at (202) 551-3774 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:　　Li He